UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile. May 20, 2020.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) held a conference call today to discuss the first quarter 2020 results, which were published on May 19, 2020. The following items were discussed by executive management as part of the conference call:

I thank you for joining our first quarter 2020 earnings conference call. Before discussing the details of our results, I would first like to reiterate my message from last night. My first concern is and has always been the well-being and safety of our employees, their families and the communities in which we operate. We have implemented plans to help protect their health and safety, and I do believe that these measures have been helpful in reducing the number of cases and spread of the virus within our facilities. I would certainly be remiss if I did not give credit where credit was due, the hard work and dedication of all of our employees in Chile and abroad is the reason that I am able to report that to date, we continue operating at normal levels, so much, that production to date in all of our facilities is above of our internal budget.

The hard work and commitment of our employees does not only pertain to SQM’s operations specifically, they have remained diligent in helping and providing support to our neighboring communities in the north of Chile, related to health, social well-being, economic recovery and education. Today, more than ever these efforts are paramount. Thank you.

We reported earnings for the first quarter of the year of approximately US$45 million, lower than results seen during the same period last year. Our sales during the first quarter of this year were significantly impacted by the COVID-19 pandemic, and it is reasonable to expect that, along with the rest of the world, we will continue to see impacts in the upcoming months. During the first quarter, we saw lower average prices of lithium and derivatives. Lithium prices fell significantly during the beginning of the year as we expected. Lithium sales volumes were also lower than what we reported during the first quarter last year, and lower than what we expected for this quarter.

We are working to produce lithium volumes according to our original plan this year and expect to increase market share selling more than last year. However, the original expectations of market growth that we all had for this year have changed significantly because of Covid-19, and now we expect market demand in 2020 to be similar to levels seen last year. Iodine represented a significant portion of the gross profit of the Company during the first quarter. This increase was a result of higher average prices which reached approximately US35/kg during the first quarter of the year. We have also seen a negative impact from COVID-19 on iodine demand, especially in the x-ray contrast media segments, where some medical exams have been delayed. However, we hope that this market will recover quickly in the coming months, and that average prices won’t be impacted.

The fertilizer industry in some geographical markets has been deemed an essential industry during the COVID-19 outbreak. This could help minimize the economic impacts related to COVID-19 on the fertilizer market. However, it is reasonable to believe that demand growth in the water-soluble potassium nitrate market, a premium fertilizer, will not reach the original expectations of 5-6%. Based on the information we have today, we believe our sales volumes of potassium chloride and potassium sulfate could be approximately 700,000 metric tons this year.

In closing, while the COVID-19 pandemic limited our ability to sell during the first quarter, and current global economic conditions are uncertain, making it difficult to predict the future supply and demand of the markets in which we participate, we remain positive and we expect sales volumes in most of our business lines to be higher in the upcoming quarters. We believe in the fundamentals behind long-term demand growth in the lithium, iodine, potassium nitrate and solar salt industries. As a result of this, we continue to move forward with our previously announced expansion plans and expect to bring our lithium carbonate and lithium hydroxide projects online by the end of 2021. We believe that the lithium industry will continue to grow in the long-term at about 20%, in other words, reaching approximately 800,000 metric tons by 2025.

We have always maintained a strong balance sheet, and our current situation is no different. We ended the first quarter with approximately US$1.4 billion dollars in cash and cash equivalents. However, it is important to note that in April we paid a US$250 million bond. Our current ratio was approximately 3.2x at the end of the first quarter. Our next relevant maturity is not due until April 2023.

The robust balance sheet we have always kept gives us the flexibility to operate comfortably during turbulent times, like the one we find ourselves today. While our dividend policy aims to maximize returns to investors, it also considers key ratios to insure a healthy cash position. On the other hand, we continue to move ahead with our capex program and expect it to reach approximately US$350 million this year, lower than the US$450 million previously announced. This capex delay is a result of reduced non-essential and expansion spending activities in our production facilities to help protect the health and safety of our workers. Depending on the evolution of the pandemic, we should be able to accelerate our capex plans in 2021 and make up for any delays we see in the upcoming months.

About SQM

SQM is a global company that develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets by producing high-quality products and promoting a high- quality culture to meet the dynamic and changing requirements of our customers.

We are a company built and managed by people committed to excellence, safety and integrity. We work every day to build a culture of excellence by encouraging and promoting creativity, agility and innovation in the workplace and ensuring equality of opportunities, inclusion and diversity. We seek to create opportunities for professional development so that people achieve their maximum potential. We make ongoing efforts to meet the high standards of integrity described in our code of ethics while actively identifying and implementing ideas to better meet these standards. We strive for safe and accident-free operations by promoting conduct that favors the physical safety and psychological well-being of everyone who works directly and indirectly with the Company.

We participate in the development of the well-being of local communities by supporting projects and activities with a focus on education, business development, and protection of the environment and historical heritage. We will continue to create value for all of our stakeholders through responsible management of natural resources, sustainable expansion projects and improvement of our existing operations, with a focus on minimizing our environmental impacts by reducing our carbon, energy and water footprints and working together with our shareholders, employees, customers, suppliers and communities.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com

Pablo Pisani / pablo.pisani@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: May 20, 2020

/s/ Gerardo Illanes

By: Gerardo Illanes

CFO

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